Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

Monday, February 7, 2011

In This Edition

Progress toward Day One remains steady, with activity occurring both internally and in the regulatory arena. In this edition of Merger Update you’ll read more about:

•     Connecticut DPUC role in the approval process

•     Integration Team Leads meeting

•     Voting your shares for the merger

•     Additional employee questions and answers

As work continues, please look for Merger Update in your inbox every other week. Also, if major milestones occur, employees will be kept updated via special editions of this newsletter. Thank you for continuing to deliver great service to customers.

Filings and Approvals

Connecticut DPUC – The Connecticut Department of Public Utility Control (DPUC) announced it will conduct a public hearing and oral arguments regarding its role with respect to the proposed merger. Oral arguments are scheduled for February 18; the hearing has not yet been scheduled. The DPUC’s decision came in response to a request by the Office of Consumer Counsel, which was supported by CT Attorney General George Jepsen, to require NU and NSTAR to obtain the DPUC’s approval of the proposed merger. CT Senate President Donald E. Williams and the co-chairs of the Energy and Technology Committee, Rep. Vickie Nardello and Sen. John Fonfara, also sent letters to the DPUC calling for a public hearing on the merger.

MDPU – The Massachusetts Department of Public Utilities (MDPU) issued its merger hearing schedule, with evidentiary hearings set to begin on April 6 and conclude by April 22. Hearings will be followed by briefs from all parties and ultimately a decision from the MDPU.

Your Vote Counts

By now all shareholders should have received their proxy materials, including the joint proxy statement/prospectus describing the NSTAR/Northeast Utilities merger. It is very important to read these materials and vote your shares as soon as possible. The Boards of Trustees of NSTAR and NU have each unanimously recommended that shareholders vote FOR the adoption of the merger agreement and FOR the approval of the merger. Voting results thus far look very positive.

You can vote your shares by phone, Internet or by mailing the proxy card using the postage-paid envelope provided. Voting only takes a moment. Simply follow the directions on the proxy card using the control number printed on it. Shareholders that have not yet voted were mailed a reminder letter and a proxy card last week. If you have not received these materials, misplaced them, or have questions, please contact your Investor Relations group.

Integration Team Leads Meet for Kick Off

Over 30 NU and NSTAR employees – leads of the 11 Functional Integration Teams (FIT) and members of the Integration Program Management Office (PMO) – gathered last week at NU’s Berlin, CT campus. Chuck Shivery, Tom May and the named senior officers for the post-closing company also participated in the two-day kick-off, which provided the opportunity for the leads to meet one another and understand expectations for the integration work.

David McHale, Integration Planning Lead, opened the meeting by offering his thoughts on how the teams will work together, focusing on people, processes, ideas and strategies. “The real objective for our FIT leaders is to generate value, to ensure that when the merger closes their work will result in one great New England-based, locally controlled company,” says David. “This is an opportunity for us to create something special for customers, employees and shareholders.”

A critical focus of the teams will be to determine which functions should be operationalized (applying one existing company model to the other company); blended (by combining both companies’ best practices); or newly created. The teams will develop preliminary recommendations, then final recommendations for the post-close company for Day One and its position for the future.

Post-close General Counsel, Greg Butler (front right), discusses the integration process with Legal FIT leads Duncan MacKay (left) and Joe Lanzel (back right).

Post-close Senior Vice President of Human Resources Chris Carmody (center) meets with Human Resources FIT leaders Marzie Gans (left) and Dona Cassella (right).

Merger Integration Project Milestones

FIT orientation and kick off	Feb 2011
Prioritize requirements for merger	2Q 2011
Reconvene to finalize recommendations	2Q 2011
Merger closing – Day One	3Q 2011

Answers to Your Questions About the Merger

Where will the Functional Integration Teams be physically located?

The Integration Teams and Program Management Office will rotate between dedicated space created in NU offices in Berlin, CT and NSTAR offices in Westwood, MA.

How can we create integration teams comprised of NU and NSTAR employees when legal restrictions limit interaction between companies?

Planning integration for the two companies is permitted activity because it is outside the scope of ongoing operations. The teams are focused solely on post-merger planning, not on operations of the companies in the interim, and not on participating in the management of the other company in any way. Further, you cannot take advantage of competitive information about the other company.

What is the expected time for a response to questions regarding the merger?

All questions are being tracked, and will be addressed in Merger Update when there is an answer available. If you don’t see your question answered, it is most likely because at this stage in the merger process, there isn’t an answer just yet. Additionally, many people have asked similar questions, some of which may be rolled into a single question and answer for this newsletter. Thank you to everyone who continues to send along questions.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”